Exhibit 99.2

June 6, 2008

Essar Steel Says It is Considering Increasing Offer for Esmark Inc.

Essar Steel Holdings Limited (Essar), a part of the multi-billion dollar Essar Global Limited, a diversified business conglomerate with interests in the sectors of Steel, Energy, Power, Shipping & Logistics, Telecommunications, Mining & Minerals, and Construction, today informed the Esmark Board of Directors that it was ready to consider a potential increase to its April 30, 2008, offer to acquire Esmark Inc. at USD 17 per share. Essar also said that it would consider making an increased bid after it had obtained additional information from Esmark.

Essar, on the invitation of Esmark and UBS, the firm’s financial advisors, participated in a bidding process for the sale of Esmark shares. After following all legal procedures and a transparent bid process, Essar’s offer was unanimously accepted by the Esmark Board.

Following Esmark’s acceptance of Essar’s offer on April 30, 2008, Essar entered into a memorandum of agreement with Esmark to acquire Esmark Inc. at an estimated enterprise value of USD 1.1 billion which includes a proposed tender offer for a cash purchase price of USD 17 per share of all outstanding shares of the Nasdaq listed steel company.

Simultaneously, at Esmark’s request, Essar also immediately extended a USD 110 million loan to Esmark, which helped the company address a potential default. As part of the acquisition strategy, Essar has also proposed a capital expenditure program of USD 525 million for Esmark’s Ohio and West Virginia manufacturing facilities over the next five years.

In a letter sent today to the Esmark Board of Directors, Essar specifically sought information on “any arrangements or understanding” that Severstal may have had with Franklin Mutual Advisers, LLC, an institutional shareholder of Esmark, who Essar understands has agreed to tender their shares into the Severstal offer. ESHL also urged the Board to “recognize its continuing obligations under the Memorandum of Agreement, dated April 30, 2008, and in particular Esmark’s agreement to enter into the Merger Agreement upon the expiration of the Right to Bid period provided in Article Eleven, Section D of the CBA.”

About Essar Global

Essar Global Limited (EGL) is a diversified business corporation with a balanced portfolio of assets straddling the manufacturing and services sectors of Steel, Energy, Power, Telecommunications, Shipping, Ports & Logistics, Mining & Mineral Resources, and Construction. EGL has an enterprise value of approximately USD 50 billion and employs 30,000 people worldwide.

About Esmark Incorporated

Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions.

Note to Editors

Essar Steel is a global producer of steel operating out of India, North America, the Middle East and Asia. It is a fully integrated flat carbon steel manufacturer - from iron ore to ready-to-market products. It has a current capacity of 8.5 million tons. With Essar’s expansion in India, Asia and North America, capacity is expected to rise to about 20 million tons by 2012. Essar successfully acquired Algoma Steel in Sault Ste Marie, Canada, in 2007, where following a capital expenditure program and incorporating improved work processes, it has increased production from 2.5 MTPA to 3.4 MTPA in just 10 months.

Essar Energy operates a fully integrated oil company of international size and scale in India. Its assets include development rights in proven oil & gas blocks, a 12 million tons per annum refinery, currently being expanded to 34 million tons per annum, and over 1,500 fuel stations across India. Plans are under way to increase exploration acreage, further acquire / build oil refineries internationally, and open a total of 5,000 fuel stations.

Essar Power operates five power generation plants with a capacity of 1,200 megawatts. Its portfolio includes gas and coal fired plants and renewable energy sources. Essar is currently increasing its generation capacity to 6000 MW of coal and gas fuelled plants, with an investment of approximately USD 5 billion. It also plans to enter the power transmission and distribution markets.

Essar Telecommunications is the single largest investor (with a 33% interest) in Vodafone-Essar, a joint venture with Vodafone Group and one of India’s largest cellular service providers, with 46 million subscribers, currently adding 2 million subscribers every month. Essar owns ‘The MobileStore’, India's largest national retail chain of mobile phone stores. Essar has a major presence in the telecom infrastructure space with one of the largest investments in tower companies. Essar operates India’s 4th largest business process outsourcing business operating under the Aegis brand, with 20 centers spread across USA and India staffed by over 20,000 employees.

Essar Ports, Shipping & Logistics is a comprehensive, end-to-end player in maritime transportation, ports and terminals, logistics, contract drilling and allied services. It is a global shipping and logistics provider with sea and surface transportation services, oilfield drilling services, dry and liquid terminals, tankage and associated pipelines.

Essar Projects is a global engineering procurement and construction company based in Dubai with offices in India and China. The Essar Engineering Center specialises in detailed engineering and design for large projects. Global Supplies specialises in procurement. Construction executes projects for industrial plants, civil & irrigation projects, pipe laying – both offshore and onshore, marine construction and highways and expressways. Heavy Engineering Services manufactures pressure vessels, reactors, vacuum vessels and cranes. Essar Constructions undertakes projects on a turnkey basis, with a pipeline division certified at ISO 9001.

Essar Mining & Minerals owns iron ore and coal mines in India and overseas. It has acquired the U.S. based Minnesota Steel that has iron ore reserves of approximately 1.5 billion tons.

Contacts:

Essar-Americas
Madhu Vuppuluri, President, +1 212-758-5520
or
Burson Martseller
Keith Dorman, +1 412-874-0502
or
Essar, India
Manish Kedia, Sr. Vice President, +91 98197 30092
or
B Ganesh Pai, General Manager, +91 98197 30225
or
Maitland, UK
William Clutterbuck, +44 207 379 5151

IMPORTANT INFORMATION

The tender offer described herein has not commenced.  This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Esmark Incorporated.  Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Essar Steel Holding Limited and/or one of its affiliates.  In addition, Esmark will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.  Esmark’s stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Esmark’s stockholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov, from the information agent named in the tender offer materials and from Essar.